Exhibit 28(d)(xxxvi)

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT is dated as of November 1, 2018, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SEASONS SERIES TRUST, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and Management Agreement, dated January 1, 1999 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the SA Putnam Asset Allocation Diversified Portfolio (the “Portfolio”), a series of the Trust; and

WHEREAS, the Trust, on behalf of the Portfolio, pays the Adviser as compensation for services provided to the Portfolio, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Adviser has agreed to waive a portion of its fees under the Advisory Agreement with respect to the Portfolio, in the amounts set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1. The Adviser shall waive its Advisory Fee under the Advisory Agreement with respect to the Portfolio so that the Advisory Fee payable by the Portfolio is equal to the portion of the Portfolio’s average daily net assets set forth below:

0.70% on the first $250 million

0.65% on the next $250 million

0.60% above $500 million

2. This Advisory Fee Waiver Agreement shall continue in effect with respect to the Portfolio until July 31, 2020, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Advisory Fee Waiver Agreement. Upon termination of the Advisory Agreement with respect to the Portfolio, this Advisory Fee Waiver Agreement shall automatically terminate.

3. This Advisory Fee Waiver Agreement shall be construed in accordance with the laws of the State of New York.

4. This Advisory Fee Waiver Agreement may be amended by mutual consent of the parties hereto in writing.

5. The Declaration of Trust establishing the Trust, dated as of October 10, 1995, as amended and restated as of December 1, 2016, a copy of which, together with all amendments thereto (the “Declaration”), is on file in the office of the Secretary of the Commonwealth of Massachusetts, provides that no Trustee, shareholder, officer, employee or agent of the Trust shall be held to any personal liability, nor shall resort be had to their private property for satisfaction of any obligation or claim or otherwise in connection with the affairs of the Trust, but the “Trust Property” only shall be liable.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Advisory Fee Waiver Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By: /s/ Peter A. Harbeck
Name: Peter A. Harbeck
Title: President and Chief Executive Officer

SEASONS SERIES TRUST, on behalf of the SA Putnam Asset Allocation Diversified Portfolio, a series thereof

By: /s/ John T. Genoy
Name: John T. Genoy
Title: President